UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Pyxus International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74737V205

(CUSIP Number)

Haig Maghakian,  GLENDON CAPITAL MANAGEMENT LP  2425 OLYMPIC BLVD SUITE 500E  SANTA MONICA,  CA  90404  Phone : (310) 907-0450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Capital Management, L.P. 46-1394333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
8,315,159

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
8,315,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,315,159

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Holly Kim Olson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
8,315,159

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
8,315,159

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,315,159

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3%

14	TYPE OF REPORTING PERSON
HC IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Opportunities Fund, L.P. 47-0976401

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,527,847

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,527,847

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,527,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.1%

14	TYPE OF REPORTING PERSON
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Opportunities Fund II, L.P. 82-1515613

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,708,935

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,708,935

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,708,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%

14	TYPE OF REPORTING PERSON
PN

Item 1.	Security and Issuer

Explanatory Note: This Amendment No. 3 amends and restates the Schedule 13D filed by the Reporting Persons on September 3, 2020 as subsequently amended by that certain Amendment No. 1 filed on October 24, 2022 and Amendment No. 2 filed on January 3, 2023, in order to report an increase in the beneficial ownership interest of the Reporting Persons (as defined below) in the Issuer (as defined below).

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value (the "Shares"), of Pyxus International, Inc. (the "Issuer"). The principal executive office of the Company is located at 6001 Hospitality Court, Suite 100, Morrisville, North Carolina, 27560.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by Glendon Capital Management, LP (“GCM”), Holly Kim Olson, Glendon Opportunities Fund, L.P. (“G1”), Glendon Opportunities Fund II, L.P. (“G2”) (collectively referred to as the “Reporting Persons”). GCM has the power to direct the voting and disposition of the shares of the Issuer's Shares held directly by G1, G2, and certain other advisory clients of GCM that hold less than 5% of the Issuer's Shares (collectively with G1 and G2, the "Glendon Investor").

(b)
The business address of GCM is 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404.

The business address of Holly Kim Olson is c/o GCM, 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404.

The business address of G1 is Maples Corporate Services Limited, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of G2 is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Rd, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(c)
The principal business of GCM is a registered investment adviser.

The principal business of Holly Kim Olson is a founder and partner at GCM and a member of its Investment Committee.

The principal business of G1 and G2 is a pooled investment vehicle.

(d)
During the last five years, none of the Reporting Persons nor any of their respective general partners or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors ).

(e)
During the last five years, none of the Reporting Persons nor any of their respective general partners or officers, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	GCM is a Delaware limited partnership. Holly Kim Olson is United States citizen. G1 is a Cayman Islands exempted limited partnership. G2 is a Cayman Islands exempted limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

On June 11, 2024, G2 purchased 376,456 Shares in a secondary transaction executed through Stifel, Nicolaus & Company, Incorporated, a registered broker dealer (the "G2 Purchase").  G2 used its working capital to pay the purchase price for the Shares, which was based on a price per Share of $2.80 for a total amount equal to approximately $1,072,899, including commissions.

In connection with the Issuer’s emergence from chapter 11 protection and in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 of the Bankruptcy Code, Old Pyxus (as defined below) distributed a total of 25,000,000 Shares held by Old Pyxus (i) to holders of Allowed Second Lien Notes Claims (as defined in the Plan) and (ii) in satisfaction of the Second Lien Notes RSA Fee Shares (as defined in the Plan), in satisfaction of the Backstop Fee Shares (as defined in the Plan), and on account of the Exit Facility Shares (as defined in the Plan).

As described in Item 4 below, on August 24, 2020, the Reporting Persons acquired beneficial ownership of the Shares held by the Reporting Persons pursuant to the Plan (as defined below), which became effective on August 24, 2020 (the “Effective Date”). On the Effective Date, by operation of the Plan, the Second Lien Notes (as defined in the Plan) held by each of the Reporting Persons were cancelled and the Reporting Persons received their portion of the Shares issued to holders of Allowed Second Lien Notes Claims. Additionally, on the Effective Date, the Reporting Persons loaned amounts to the Issuer under the Exit Term Facility (as defined in the Plan) and received a proportional amount of the Exit Facility Shares (as defined in the Plan) pursuant to the terms of the Plan. Finally, the Reporting Persons received their respective proportional amounts of the Second Lien Notes RSA Fee Shares and the Backstop Fee Shares. No borrowed funds were used to purchase the Shares. Capitalized terms not defined in this Schedule 13D have the meanings assigned to them in the Plan.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated into this Item 4 by reference.

As described in the Current Report on Form 8-K filed by the Issuer on August 24, 2020, Old Holdco, Inc. (formerly known as Pyxus International, Inc.) (“Old Pyxus”) and its former subsidiaries Alliance One International, LLC, Alliance One North America, LLC, Alliance One Specialty Products, LLC and GSP Properties, LLC (collectively with Old Pyxus, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement a prepackaged chapter 11 plan of reorganization in order to effectuate a financial restructuring of the Debtors’ debt.

On August 21, 2020, the Bankruptcy Court entered an order (the “Confirmation Order”) pursuant to the Bankruptcy Code, which approved and confirmed the Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Pyxus International, Inc. and Its Affiliated Debtors (as supplemented and amended, the “Plan”). The foregoing description of the Confirmation Order and Plan do not purport to be complete and are qualified in their entirety by reference to the full text of the Confirmation Order and Plan, filed as Exhibit 2.1 and Exhibit 2.2, respectively, to the Current Report on Form 8-K filed by the Issuer on August 24, 2020.

On the Effective Date, the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. In connection with the satisfaction of the conditions to effectiveness set forth in the Confirmation Order and the Plan, Old Pyxus completed a series of transactions pursuant to which the business assets and operations of Old Pyxus were vested in a new Virginia corporation, Pyxus Holdings, Inc. (“Pyxus Holdings”), which is an indirect subsidiary of the Issuer, a newly formed Virginia corporation which has been named Pyxus International, Inc.

On the Effective Date, the Reporting Persons collectively received 31.8% of the Shares issued as of the Effective Date under the Plan and the right to appoint two members to the board of directors of the Issuer (the “Board”) as further described in the Plan and the Shareholders Agreement, which was filed as Exhibit 4.2 on the Current Report on Form 8-K filed by the Issuer on August 24, 2020.

The Reporting Persons initially appointed Holly Kim Olson to the Board pursuant to such board appointment right. The Reporting Persons have not exercised their second board appointment as the remaining directors of the Issuer were ultimately nominated by the Board and subsequently re-elected as directors. As of October 19, 2022, Mrs. Olson resigned from the Board and Jamie J. Ashton, a Principal at GCM, replaced Mrs. Olson on the Issuer’s Board.

In addition, pursuant to the Shareholders Agreement and as further described therein, the Reporting Persons are entitled to participate in, and have participated in, the nomination of two independent directors to the Board. As noted above, the remaining board members (including the independent directors) historically have been nominated by the Board and subsequently re-elected to those positions.

Further, pursuant to the Shareholders Agreement, the Reporting Persons are entitled to a right of first offer with respect to any Shares being sold by another shareholder of the Issuer, subject to certain terms and conditions (the "ROFO"). The G2 Purchase resulted from an exercise of the ROFO by the Reporting Persons following notice from a third-party shareholder of its intent to sell a portion of its Shares.
Except as set forth herein, the Reporting Persons have no other present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Shares of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
(a) As of the date of this filing, the Reporting Persons' beneficial ownership of the Shares is as follows:
GCM 8,315,159
33.3%

Holly Kim Olson 8,315,159
33.3%

G1 3,527,847
14.1%

G2 3,708,935
14.8%

Each Reporting Person's percentage ownership is based on 24,999,947 shares outstanding of the Issuer's Shares as of May 31, 2024 as reported in the Issuer's Quarterly Report on Form 10-K for the quarterly period ended March 31, 2024 as filed with the SEC on June 6, 2024.

(b)
(i) shared power to vote or direct the vote:
GCM 8,315,159
33.3%

Holly Kim Olson 8,315,159
33.3%

G1 3,527,847
14.1%

G2 3,708,935
14.8%

(ii) shared power to dispose or direct the disposition of:
GCM 8,315,159
33.3%

Holly Kim Olson 8,315,159
33.3%

G1 3,527,847
14.1%

G2 3,708,935
14.8%

(c)
Other than as set forth in response to Item 3 above, which is incorporated herein by reference, no other transactions in the Issuer's Shares by the Reporting Persons were effected in the past sixty
(60) days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the applicable fund.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference.

On the Effective Date, the Issuer entered into a Shareholders Agreement (the “Shareholders Agreement”), among the Issuer and the investors listed therein, each other beneficial owner of the Shares as of the date of the Shareholders Agreement deemed to be a party thereto pursuant to the Plan and other persons that may from time to time become parties thereto (collectively, the “Investors”). The Shareholders Agreement provides that each of Glendon Capital Management LP (together with its affiliates, the “Glendon Investor”) and Monarch Alternative Capital LP (together with its affiliates, the “Monarch Investor”) shall be entitled to nominate two individuals to serve on the seven-member board of directors of the Issuer so long as it beneficially owns at least 20% of the outstanding Shares, or one individual to serve as such a director if it beneficially owns fewer than 20% of the outstanding Shares but at least 10% of the outstanding Shares.

The Shareholders Agreement provides that the Investors shall take all necessary action to elect such nominees of each of the Glendon Investor and the Monarch Investor as directors, as well as the election of the chief executive officer of the Issuer as a director and other individuals qualifying as independent directors to be selected by Investors that beneficially own 5% or more of the outstanding shares of common stock of the Issuer, as determined by a majority of the shares of the Issuer’s common stock beneficially owned by such Investors. The Shareholders Agreement provides that the chairperson of the board of directors of the Issuer is to be elected by a majority of the directors that had been nominated by the Glendon Investor (the “Glendon Directors”) and those that had been nominated by the Monarch Investor (the “Monarch Directors”), with the chairperson of such board to be elected by the board of directors of the Issuer if the Glendon Directors and Monarch Directors are together fewer than three in number or fail to appoint a chairperson. The Shareholders Agreement also includes provisions for the removal and replacement of the Glendon Directors at the request of the Glendon Investor and the removal and replacement of the Monarch Directors at the request of the Monarch Director, as well as provisions with respect to the calling and quorum of meetings of the board of directors of the Issuer, membership of committees of the board of directors of the Issuer and compensation and insurance of members of the board of directors of the Issuer.

The Shareholders Agreement also provides for tag-along rights for Investors beneficially owning 1% or more of the outstanding shares of the Issuer’s common stock (the “1% Investors”) upon the transfer by an Investor or group of Investors of 20% or more of the outstanding shares of the Issuer’s common stock, drag-along rights upon the transfer of shares by an Investor or group of Investors of 50% or more of the outstanding shares of the Issuer’s common stock, rights of first offer with respect to the transfer by an Investor, subject to certain exceptions, of 1% or more of the outstanding shares of the Issuer’s common stock, pre-emptive rights to the 1% Investors upon issuance of new securities by the Issuer, and demand and piggyback registration rights.

The Shareholders Agreement includes the agreement of the Investors not to transfer shares of common stock of the Issuer (i) in violation of federal and state securities laws, (ii) in a transfer that would cause the Issuer to be regarded as an “investment Issuer” under the Investment Issuer Act of 1940, as amended, (iii) in a transfer, at any time that the Issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, that would cause the number of holders of the Issuer’s common stock to exceed specified thresholds, or (iv) in a transfer that is, to the knowledge of the transferor after reasonable inquiry, (A) to any specified competitor of the Issuer or (B) to a person that would become either a beneficial owner of 5% of the outstanding common stock of the Issuer or a “5-percent shareholder” within the meaning of Section 382 of the Internal Revenue Code and the regulations promulgated thereunder (collectively, a “5% Holder”). The Shareholders Agreement provides that the board of directors may waive these restrictions, provided that any waiver of the restriction with respect to a person that would become a 5% Holder upon such transfer may be waived only if the transferee enters into a joinder agreeing to be bound by the Shareholders Agreement. The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement and the First Amendment to Shareholders Agreement dated September 14, 2020, filed as Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on August 24, 2020 and Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 14, 2020, respectively.

GCM and certain other creditors entered into a Support and Exchange Agreement with the Issuer and certain of its subsidiaries, effective as of December 27, 2022 (the "Support Agreement"), pursuant to which GCM has agreed (subject to certain terms and conditions set forth therein) to exchange its holdings of bank loans and first lien bonds issued by certain subsidiaries of the Issuer for new bank loans and bonds issued by certain subsidiaries of the Issuer. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 3, 2023.

In addition to the Reporting Persons’ beneficial ownership of Shares, the Reporting Persons currently hold (and may continue to hold) bank loans and first lien bonds and may hold bank loans and bonds issued in exchange for such holdings pursuant to the exchange transactions described above (if consummated), in each case issued by the Issuer or its subsidiaries. Such positions are (or will be, as applicable) beneficially owned by the Reporting Persons. The Reporting Persons will share, among themselves, beneficial ownership with respect to any such debt positions, and may purchase or sell such debt instruments (or other debt instruments issued from time to time by the Issuer) at any time, and may also seek to exercise their rights as debtholders under the relevant agreements or indentures, as well as applicable law.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, a copy of which is attached here as Exhibit 1 and incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement, by and among the Reporting Persons, dated as of June 13, 2024

Exhibit 2 - Confirmation Order, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed August 24, 2020 (File No. 001-13684)

Exhibit 3 - Plan of Reorganization, incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed August 24, 2020 (File No. 001-13684)

Exhibit 4 - Shareholders Agreement, incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed August 24, 2020 (File No. 000-25734)

Exhibit 5 - First Amendment to Shareholders Agreement, incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed September 14, 2020 (File No. 000-25734)

Exhibit 6 - Support Agreement, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed January 3, 2023 (File No. 000-25734)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management, L.P.

June 13, 2024	By:	/s/ Haig Maghakian
Chief Compliance Officer / General Counsel

Glendon Capital Management, L.P.

June 13, 2024	By:	/s/ Holly Kim Olson
Individual

Glendon Opportunities Fund, L.P.

June 13, 2024	By:	/s/ Haig Maghakian
Glendon Capital Associates, LLC its General Partner

Glendon Opportunities Fund II, L.P.

June 13, 2024	By:	/s/ Haig Maghakian
Glendon Capital Associates II, LLC its General Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 13, 2024

Glendon Capital Management, L.P.

By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Chief Compliance Officer / General Counsel
By:	/s/ Holly Kim Olson
Name: Holly Kim Olson Title: Individual
Glendon Opportunities Fund, L.P.
By: Glendon Capital Associates, LLC its General Partner

By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Authorized Person

Glendon Opportunities Fund II, L.P.
By: Glendon Capital Associates II, LLC its General Partner

By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Authorized Person